Exhibit (k)(3)

FORM OF AGREEMENT

THIS AGREEMENT (the “Agreement”) is effective as of the      day of             , 2014, by and between Poliwogg Regenerative Medicine Fund, Inc., a Maryland corporation (the “Company”), and the Fund’s investment adviser, Poliwogg Advisers, LLC (the “Adviser”).

WITNESSETH:

WHEREAS, the Company is a newly organized, externally managed, non-diversified, closed-end management investment company that intends to elect to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”).

WHEREAS, the Adviser will render advice and services to the Company pursuant to the terms and provisions of an investment advisory agreement between the Company and the Adviser approved by the Board of Directors (“Board”) of the Company on September 29, 2014 (the “Investment Advisory Agreement”); and

WHEREAS, in connection with its initial public offering of securities, the Company is responsible for payment of its organization and offering expenses; and

WHEREAS, to the extent that the Adviser pays any of the organization and offering expenses of the Company, the Company desires to reimburse the Adviser up to a maximum amount for the actual organization and operation expenses of the Company the Adviser has incurred on the Company’s behalf, up to a maximum amount based on the size of the initial public offering; and

WHEREAS, the Adviser desires to bear any remaining offering and organization expenses of the Company that the Adviser has incurred in excess of said maximum amount.

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. OFFERING AND OPERATING EXPENSES. The Company hereby agrees to reimburse the Adviser for any actual organization and offering expenses that the Adviser incurs on the Company’s behalf upon the completion of the Company’s initial public offering up to 1.00% of the total price to the public of the shares of the Company’s common stock sold in the initial public offering, as set forth in the Company’s final prospectus (SEC File No. 333-194516).

The Adviser hereby agrees that it will bear any remaining organization or offering expenses of the Company that the Adviser has incurred on behalf of the Company over the 1.00% and will not seek reimbursement from the Company for any such excess amount.

2. TERM. This Agreement shall become effective on the date specified herein.

3. TERMINATION. This Agreement may not be terminated by the Adviser without the consent of the Board. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination; provided, however, that in no event will the Adviser be required to return any reimbursement it has received pursuant to this Agreement.

4. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

5. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

6. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Maryland without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the 1940 Act, and the Investment Advisers Act of 1940, and any rules and regulation promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

POLIWOGG REGENERATIVE MEDICINE FUND, INC.	POLIWOGG ADVISERS, LLC

By:	By:
Name:	Name:
Title:	Title: